UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

tronc, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89703P107

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer and Secretary

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107	SCHEDULE 13D/A	PAGE 2 OF 5 PAGES

This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2014, as amended by that certain Amendment No. 1 filed with SEC on May 6, 2016, that certain Amendment No. 2 filed with the SEC on May 18, 2016, that certain Amendment No. 3 filed with the SEC on May 23, 2016, that certain Amendment No. 4 filed with the SEC on June 3, 2016, and that certain Amendment No. 5 filed with the SEC on June 13, 2016 (collectively, this “Schedule 13D”), by (i) Oaktree Tribune, L.P., a Delaware limited partnership, (ii) Oaktree AIF Investments, L.P., a Delaware limited partnership, (iii) Oaktree AIF Holdings, Inc., a Delaware corporation, (iv) Oaktree Capital Group Holdings, L.P., a Delaware limited partnership, (v) OCM FIE, LLC, a Delaware limited liability company, (vi) Oaktree Fund GP, LLC, a Delaware limited liability company, (vii) Oaktree Fund GP I, L.P., a Delaware limited partnership, (viii) Oaktree Capital I, L.P., a Delaware limited partnership, (ix) OCM Holdings I, LLC, a Delaware limited liability company, (x) Oaktree Holdings, LLC, a Delaware limited liability company, (xi) Oaktree Capital Group, LLC, a Delaware limited liability company, and (xii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Shares”) of tronc, Inc., a Delaware corporation (the “Issuer”).

The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 6) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

As described in the amendment to Item 6 included below, Oaktree Tribune, L.P. has entered into an agreement to sell certain Common Shares. The amendment to Item 6 below is incorporated herein by reference.

As the Reporting Persons have previously stated, they are prepared to sell their Common Shares for an appropriate price in relation to their view of the Issuer’s prospects, market conditions and the availability of strategic transactions. The Reporting Persons expect to continue to explore additional opportunities to sell any or all of their Common Shares in the future.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

On February 28, 2017, Oaktree Tribune, L.P. entered into an agreement to sell 950,000 Common Shares to Patrick Soon-Shiong and/or an affiliate thereof (“Buyer”) at a price of $14.60 per share for an aggregate purchase price of $13,870,000 (the “Sale”). Consummation of the Sale is conditioned upon expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to Buyer’s acquisition of shares contemplated by the Sale.

CUSIP No. 89703P107	SCHEDULE 13D/A	PAGE 3 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2017

OAKTREE TRIBUNE, L.P.

By:	Oaktree AIF Investments, L.P.
Its:	General Partner

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE AIF INVESTMENTS, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE AIF HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OCM FIE, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

CUSIP No. 89703P107	SCHEDULE 13D/A	PAGE 4 OF 5 PAGES

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

CUSIP No. 89703P107	SCHEDULE 13D/A	PAGE 5 OF 5 PAGES

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President